Exhibit 21.1

CYNERGISTEK, INC.

LIST OF SUBSIDIARIES

Entity	State of Incorporation	Percentage of Ownership
CTEK Solutions, Inc.	California	100%
CTEK Security, Inc.	Texas	100%
Delphiis, Inc.	California	100%
Backbone Enterprises, Inc.	Minnesota	100%